EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Aimco 401(K) Retirement Plan of our reports (a) dated February 26, 2015, with respect to the consolidated financial statements and schedule of Apartment Investment and Management Company, and the effectiveness of internal control over financial reporting of Apartment Investment and Management Company, included in its Annual Report (Form 10-K), and (b) dated June 29, 2015, with respect to the financial statements and schedules of the Aimco 401(K) Retirement Plan included in the Plan’s Annual Report (Form 11-K), both for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Denver, Colorado
November 4, 2015